

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 7, 2008

Ms. Michelle Tucker
President and Chief Executive Officer
Pop Starz Records, Inc.
150 E. Angeleno Ave.
Suite 1426
Burbank, CA 91502

>   **Re: Pop Starz Records, Inc.**
>   **Item 4.01 Form 8-K**
>   **Filed: October 1, 2008**
>   **File No. 333-142907**

Dear Ms. Tucker:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K

1. The disclosure concerning whether there were any disagreements with your former accountant should address the two most recent fiscal years and any subsequent interim period through October 1, 2008, the date of dismissal of your former accountant. Your disclosure about whether there were any disagreements with your former accountant on any

matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure should state, "which disagreement(s), if not resolved to the satisfaction of *your former accountant*, would have caused *your former accountant* to make reference to the subject matter of the disagreement(s) in connection with its reports". In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-K. Include a letter from the former accountant addressing the revised disclosures in the amendment.

2. You currently disclose that you had no prior *relationship* with your new accountant. Please clarify your disclosure. Disclose whether or not there were *consultations* between you and your new accountant during the two most recent fiscal years and the subsequent interim periods, prior to October 1, 2008. See Item 304(a)(2)(iv) of Regulation S-K.

*   *   *   *

As appropriate, please file your supplemental response and amendment via EDGAR in response to these comments within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Joseph M. Kempf, Senior Staff Accountant, (202) 551-3352.

Sincerely,

Robert Littlepage
Accountant Branch Chief